UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number:  1-15256

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OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), in accordance with Article 157, paragraph 4, of Law 6,404/76 and CVM Instruction No. 358/02, informs its shareholders and the market in general that it was informed on February 27, 2019 of the final award dated February 20, 2019 issued by the Arbitral Tribunal in the arbitration proceeding commenced by PT Ventures, SGPS S.A. (“PT Ventures”), an indirect subsidiary of Oi and holder of 25% shareholding in the Angolan telecommunications company Unitel S.A. (“Unitel”), against the other shareholders of Unitel (the “Other Unitel Shareholders”) before the International Chamber of Commerce (“ICC”), on the basis of the shareholders’ agreement between PT Ventures and the Other Unitel Shareholders (the “Shareholders’ Agreement”).

Based on a preliminary analysis, Oi highlights that:

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The Arbitral Tribunal held that the Other Unitel Shareholders breached various provisions of the Shareholders’ Agreement by (i) denying PT Ventures’s right to appoint the majority of Unitel’s Board of Directors since June 2006; (ii) entering into self-interested transactions; (iii) failing to procure that Unitel kept PT Ventures informed about key corporate issues and transactions; and (iv) unjustifiably purporting to suspend PT Ventures’s shareholder rights.

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TheArbitral Tribunal found that the Other Unitel Shareholders’ repeated breaches of the Shareholders’ Agreement resulted in a significant decrease of value of PT Ventures’s stake in Unitel.  On this basis, the Tribunal ordered the Other Unitel Shareholders jointly and severally to pay PT Ventures the amount of USD 339.4 million corresponding to the loss of value of PT Ventures’s stake in Unitel, plus interest on this amount accruing from February 20, 2019 until the date of full payment by the Other Unitel Shareholders at the 12-month US dollar LIBOR +2% rate, compounded annually.

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The Arbitral Tribunal also found that the Other Unitel Shareholders failed, after November 2012, to ensure that PT Ventures received the same amount of dividends in foreign currency as the other Unitel foreign shareholder.  The Arbitral Tribunal ordered the Other Unitel Shareholders jointly and severally to pay PT Ventures the amount of USD 314.8 million corresponding to the resulting damages, plus simple interest on this amount accruing from the different dates on which PT Ventures should have received those dividends, at a 7% annual rate.
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The Arbitral Tribunal ordered the Other Unitel Shareholders to pay a substantial portion of PT Ventures’s legal fees and costs, with a net payment to be made to PT Ventures in the amount of over USD 12 million, as well as 80% of the administrative and arbitrators’ fees and expenses, with a net payment to be made to PT Ventures in the amount of over USD 1 million.

-	The Arbitral Tribunal dismissed the Other Unitel Shareholders’ counterclaims in their entirety.
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Overall, the award amounts to a reaffirmation of PT Ventures’s rights as a 25% shareholder in Unitel under the terms of the Shareholders’ Agreement. PT Ventures retains all of its rights under the Shareholders’ Agreement, including the right to appoint a majority of Unitel’s Board of Directors and the right to receive past and future dividends from Unitel.

The Company will keep its shareholders and the market informed of any relevant development of the subject matter of this Material Fact.

Rio de Janeiro, February 28, 2019.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer